UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934 (Amendment No.5)*

Nu Skin Enterprises, Inc. (Name of Issuer)

Class A Common Stock (Title of Class of Securities)

67018T-10-5 (CUSIP Number)

December 31, 2001 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

[   ]   Rule 13d-1(b)
[   ]   Rule 13d-1(c)
[X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SCHEDULE 13G/A (AMENDMENT NO. 5)
CUSIP NO. 6 67018T-10-5

1	NAMES OF REPORTING PERSON(S) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON(S) (ENTITIES ONLY). Kirk V. Roney

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[ ] (b)[ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Kirk V. Roney: United States of America

NUMBER OF	5	SOLE VOTING POWER Kirk V. Roney: 750,615**SEE ITEM 4
SHARES
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER Kirk V. Roney: 500,828**SEE ITEM 4
EACH
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER Kirk V. Roney: 750,615**SEE ITEM 4

	8	SHARED DISPOSITIVE POWER Kirk V. Roney: 500,828**SEE ITEM 4

9	AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON Kirk V. Roney: 1,251,443**SEE ITEM 4

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Kirk V. Roney: 3.7%**SEE ITEM 4

12	TYPE OF REPORTING PERSON(S)(SEE INSTRUCTIONS) Kirk V. Roney: IN

SCHEDULE 13G/A (AMENDMENT NO. 5)
CUSIP NO. 6 67018T-10-5

1	NAMES OF REPORTING PERSON(S) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON(S) (ENTITIES ONLY). Melanie K. Roney

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[ ] (b)[ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Melanie K. Roney: United States of America

NUMBER OF	5	SOLE VOTING POWER Melanie K. Roney: 500,828**SEE ITEM 4
SHARES
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER Melanie K. Roney: -0-**SEE ITEM 4
EACH
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER Melanie K. Roney: 500,828**SEE ITEM 4

	8	SHARED DISPOSITIVE POWER Melanie K. Roney: -0-**SEE ITEM 4

9	AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON Melanie K. Roney: 500,828**SEE ITEM 4

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Melanie K. Roney: 1.5%**SEE ITEM 4

12	TYPE OF REPORTING PERSON(S)(SEE INSTRUCTIONS) Melanie K. Roney: IN

SCHEDULE 13G (AMENDMENT NO. 5)
CUSIP NO.67018T-10-5

Item 1	(a)	Name of Issuer:

The name of the issuer is Nu Skin Enterprises, Inc. (the "Issuer").

	(b)	Address of Issuer's Principal Executive Offices:

The address of the Issuer's principal executive office is 75 West Center Street, Provo, Utah 84601.

Item 2	(a)	Name of Person Filing:

This report is being filed by Kirk V. Roney and Melanie K. Roney (referred to individually by name and referred to collectively as the "Reporting Persons").

	(b)	Address of Principal Business Office or, if none, Residence:

The address of the Reporting Person's principal business office is 7555 North Moose/Wilson Road, Teton Village, WY 83025.

	(c)	Citizenship:

The Reporting Persons are citizens of the United States of America.

	(d)	Title of Class of Securities:

This report covers the Issuer's Class A Common Stock, par value $.001 per share (the "Class A Common Stock").

	(e)	CUSIP Number:

The CUSIP number of the Class A Common Stock is 67018T-10-5.

Item 3		Not applicable

Item 4		Ownership.

Kirk V. Roney:

	(a)	Kirk V. Roney beneficially owns or may be deemed to beneficially own 1,251,443 shares of Class A Common Stock. The filing of the above statement shall not be construed as an admission that Kirk V. Roney is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of the 500,828 shares of Class A Common Stock held by his wife, Melanie K. Roney.

SCHEDULE 13G (AMENDMENT NO. 5)
CUSIP NO.67018T-10-5

	(b)	Kirk V. Roney beneficially owns or may be deemed to beneficially own 1,251,443 shares of Class A Common Stock which would constitute 3.7% of the then outstanding Class A Common Stock and 0.2% of the aggregate voting power of the Issuer.

	(c)	(i) Kirk V. Roney has sole power to vote or direct the vote of 750,615 shares of Class A Common Stock held directly.

(ii) Kirk V. Roney may have shared power to vote or direct the vote of 500,828 shares of Class A Common Stock held directly by his wife, Melanie K. Roney.

(iii) Kirk V. Roney has sole power to dispose or direct the disposition of 750,615 shares of Class A Common Stock held directly.

(iv) Kirk V. Roney may have shared power to dispose or direct the disposition of 500,828 shares of Class A Common Stock held directly by his wife, Melanie K. Roney.

Melanie K. Roney:

	(a)	Melanie K. Roney beneficially owns or may be deemed to beneficially own 500,828 shares of Class A Common Stock.

	(b)	Melanie K. Roney beneficially owns or may be deemed to beneficially own 500,828 shares of Class A Common Stock, which constitutes 1.5% of the then outstanding Class A Common Stock and 0.1% of the aggregate voting power of the Issuer.

	(c)	(i) Melanie K. Roney has sole power to vote or direct the vote of 500,828 shares of Class A Common Stock held directly.

(ii) Not applicable.

(iii) Melanie K. Roney has sole power to dispose or direct the disposition of the 500,828 shares of Class A Common Stock held directly.

(iv) Not applicable.

Item 5		Ownership of Five Percent of Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following box. [X]

SCHEDULE 13G (AMENDMENT NO. 5)
CUSIP NO.67018T-10-5

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

Not applicable.

SCHEDULE 13G (AMENDMENT NO. 5)
CUSIP NO.67018T-10-5

The undersigned by signing below hereby confirm this joint filing is being made on behalf of each of them.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/S/ Kirk V. Roney
By: Kirk V. Roney
Dated: February 7, 2002

/S/ Melanie K. Roney
By: Melanie K. Roney
Dated: February 7, 2002